Exhibit 99.n.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

MVC Capital, Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of MVC Capital, Inc. and subsidiaries (the “Company”) referred to in our report dated January 17, 2017, which is included in the Prospectus of this Registration Statement. Our audits of the basic consolidated financial statements included information appearing on page 76 of the Registration Statement under the caption “Senior Securities” for each of the two years in the period ended October 31, 2016, which is the responsibility of the Company’s management. In our opinion, the senior securities table, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

New York, New York

January 17, 2017